Mail Stop 6010


      July 19, 2005


Mr. John McWhorter
Chief Financial Officer
Republic Bancshares of Texas, Inc.
4200 Westheimer
Houston, Texas  77027

	Re:	Republic Bancshares of Texas, Inc.
		Form 10-KSB for the Year Ended December 31, 2004
		Form 10-QSB for the Quarter Ended March 31, 2005
      File No. 000-33201


Dear Mr. McWhorter:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-KSB for the Year Ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 12

Allowance for Loan Losses-Critical Accounting Policy, page 20

1. Please revise your future filings to specifically describe the systematic analysis and procedural discipline you use to determine the amount of your loan loss allowance. Within your disclosure, please explain the following:
?	how you determine each element of the allowance and the
amount
of each element for specific loans and categories of loans, and
?	which loans are evaluated individually and which loans are
evaluated as a group.

Item 9A.  Controls and Procedures, page 30

2. We note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days before the filing date of your annual report. Please revise in future filings to disclose management`s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-K and Part III.F of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act
Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.

3. Revise your future filings to include the disclosure concerning changes in your internal control over financial reporting to indicate whether there was any change in your internal control over financial reporting that occurred during the most recent fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item
308(c) of Regulation S-B as amended effective August 13, 2003.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 1.  Organization and Summary of Significant Accounting
Policies,
page F-7

-Loans, page F-8

4. We note that you recognize nonrefundable fees into income as they occur and that the difference in recognizing these fees and costs in this manner rather than in accordance with SFAS 91 is not material.
If you and your accountants have determined that your current methodology for recognizing nonrefundable fees is not materially different from GAAP, this evaluation (such as a SAB 99 analysis) should be performed but it is not appropriate to disclose a methodology that is not in compliance with GAAP. Please revise this note in future filings to disclose your accounting policy for nonrefundable fees that is in compliance with GAAP.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
551-
3639 or me at (202) 551-3327 if you have questions regarding these comments.

      							Sincerely,



								Michele Gohlke
								Branch Chief

??

??

??

??

Mr. John McWhorter
Republic Bancshares of Texas, Inc.
July 19, 2005
Page 1